As filed with the Securities and Exchange Commission on June 16, 2021

Registration No. 333-251667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

FS KKR Capital Corp.

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(Address of Principal Executive Offices)

(215) 495-1150

(Area Code and Telephone Number)

Michael C. Forman

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name and Address of Agent for Service)

Copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-4000

Fax: (215) 994-2222

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

Calculation of Registration Fee Under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, $0.001 par value per share	250,000,000 shares	N/A	$2,814,640,503.84	$307,077.28

(1)

The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed document. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(c) and Rule 457(f)(1) under the Securities Act of 1933, as amended, the proposed maximum offering price is equal to: $16.56, the average of the high and low prices per share of FS KKR Capital Corp. II (the securities to be cancelled in the merger) on December 18, 2020, as reported on the New York Stock Exchange, multiplied by (2) 169,966,214, the maximum number of shares of FS KKR Capital Corp. II that may be exchanged for shares of the registrant’s common stock in accordance with the terms of the merger agreement.

(3)	Based on a rate of $109.10 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-251667) of FS KKR Capital Corp. (“FSK,” and such Registration Statement, as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Items 16 and 17 of Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference herein. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission.

Item 16. Exhibits.

(1)(a)	Second Articles of Amendment and Restatement of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 16, 2014.)

(1)(b)	Articles of Amendment of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 3, 2018.)

(1)(c)	Articles of Amendment of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 19, 2018.)

(2)(a)	Third Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on November 24, 2020.)

(3)	Not applicable.

(4)	Agreement and Plan of Merger, dated as of November 23, 2020 by and among the Registrant, FS KKR Capital Corp. II, Rocky Merger Sub, Inc. and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on November 24, 2020.)

(5)(a)	Form of Stock Certificate. (Incorporated by reference to Exhibit (d)(1) to the Registrant’s registration statement on Form N-2 (File No. 333-195863) filed on May 12, 2014.)

(5)(b)	Indenture, dated as of July 14, 2014, by and between the Registrant and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.2 filed with the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed on August 14, 2014.)

(5)(c)	Third Supplemental Indenture, dated as of April 30, 2015, relating to the 4.750% Notes due 2022, by and between the Registrant and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 30, 2015.)

(5)(d)	Form of 4.750% Notes due 2022. (Incorporated by reference to Exhibit (5)(c) hereto.)

(5)(e)	Fourth Supplemental Indenture, dated as of July 15, 2019, relating to the 4.625% Notes due 2024, by and between the Company and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on July 15, 2019.)

(5)(f)	Form of 4.625% Notes due 2024. (Incorporated by reference to Exhibit 5(e) hereto.)

(5)(g)	Fifth Supplemental Indenture, dated as of November 20, 2019, relating to the 4.125% Notes due 2025, by and between the Company and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on November 20, 2019.)

(5)(h)	Form of 4.125% Notes due 2025. (Incorporated by reference to Exhibit (5)(g) hereto.)

(5)(i)	Sixth Supplemental Indenture, dated as of April 30, 2020 relating to the 8.625% Notes due 2025, by and between the Company and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.9 of the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 6, 2020.)

(5)(j)	Form of 8.625% Notes due 2025. (Incorporated by reference to Exhibit (5)(i) hereto.)

(5)(k)	Seventh Supplemental Indenture, dated as of December 10, 2020 relating to the 3.400% Notes due 2026, by and between the Company and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on December 10, 2020.)

(5)(l)	Form of 3.400% Notes due 2026 (Incorporated by reference to Exhibit (5)(k) hereto.)

(6)(a)	Investment Advisory Agreement, dated as of December 20, 2018, by and between FSK and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 28, 2018.)

(6)(b)	Administration Agreement, dated as of April 9, 2018, by and between the Registrant and FS/KKR Advisor, LLC. (Incorporated by reference to Exhibit 10.2 filed with the Registrant’s Current Report on 8-K filed on April 9, 2018.)

(7)	Not applicable.

(8)	Not applicable.

(9)	Custodian Agreement, dated as of November 14, 2011, by and between the Registrant and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 10.9 filed with the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed on November 14, 2011.)

(10)	Not applicable.

(11)	Opinion and Consent of Miles & Stockbridge P.C. (Incorporated by reference to Exhibit (11) to the Registrant’s registration statement on Form N-14 (File No. 333-251667) filed on December 23, 2020).

(12)	Opinion and Consent of Dechert LLP.*

(13)(a)	Amended and Restated Loan and Security Agreement, dated as of March 4, 2019, by and between Locust Street Funding LLC, JPMorgan Chase Bank, N.A., the lenders party thereto, and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 8, 2019.)

(13)(b)	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 7, 2019, by and among the Company, FS Investment Corporation II, and FS Investment Corporation III, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, ING Capital LLC, as collateral agent, and the lenders, documentation agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 30, 2020.)

(13)(c)	Commitment Increase Letter, dated as of March 3, 2020, among BNP Paribas, ING Capital LLC, the Company, FS KKR Capital Corp. II and JPMorgan Chase Bank, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 6, 2020.)

(13)(d)	Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 5, 2020, by and among the Company, FS KKR Capital Corp. II, JPMorgan Chase Bank, N.A., as administrative agent, ING Capital LLC, as collateral agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 6, 2020.)

(13)(e)	Loan and Servicing Agreement, dated as of December 2, 2015, among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc. and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.42 to Corporate Capital Trust, Inc.’s Annual Report on Form 10-K filed on March 21, 2016.)

(13)(f)	First Amendment to Loan and Servicing Agreement, dated September 20, 2017, by and among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc. and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.3 to Corporate Capital Trust, Inc.’s Quarterly Report on Form 10-Q filed on November 9, 2017.)

(13)(g)	Second Amendment to Loan and Servicing Agreement, dated as of November 28, 2017, by and among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc. and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.1 to Corporate Capital Trust Inc.’s Current Report on Form 8-K filed on December 4, 2017.)

(13)(h)	Fourth Amendment to Loan and Servicing Agreement, dated as of November 30, 2018, by and among CCT Tokyo Funding LLC, Corporate Capital Trust, Inc., and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2019.)

(13)(i)	Fifth Amendment to Loan and Servicing Agreement, dated as of December 2, 2019, by and among CCT Tokyo Funding LLC, the Company, and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 5, 2019.)

(13)(j)	Sixth Amendment to Loan and Servicing Agreement, dated as of December 1, 2020, by and among CCT Tokyo Funding LLC, the Company, and Sumitomo Mitsui Banking Corporation. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 2, 2020.)

(13)(k)	Amended and Restated Indenture, dated December 22, 2020, by and between FS KKR MM CLO 1 LLC and US Bank National Association. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on December 30, 2020.)

(13)(l)	Distribution Reinvestment Plan, effective as of June 2, 2014. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on May 23, 2014.)

(14)(a)	Consent of Deloitte & Touche LLP (FS KKR Capital Corp.). (Incorporated by reference to Exhibit (14)(a) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(14)(b)	Consent of Deloitte & Touche LLP (FS KKR Capital Corp. II). (Incorporated by reference to Exhibit (14)(b) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(14)(c)	Consent of RSM US LLP (FS KKR Capital Corp.). (Incorporated by reference to Exhibit (14)(c) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(14)(d)	Report of RSM US LLP on Senior Securities Table (FS KKR Capital Corp.) (Incorporated by reference to Exhibit (n)(4) to the Registrant’s Registration Statement on Form N-2 (333-231221) filed on May 3, 2019.)

(14)(e)	Consent of RSM US LLP (FS KKR Capital Corp. II). (Incorporated by reference to Exhibit (14)(e) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(14)(f)	Report of RSM US LLP on Senior Securities Table (FS KKR Capital Corp. II) (Incorporated by reference to Exhibit (14)(d) to the Registrant’s Registration Statement on Form N-14 (333-232556) filed on July 3, 2019.)

(14)(g)	Consent of J.P. Morgan Securities LLC (Incorporated by reference to Exhibit 14(g) to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on December 23, 2020).

(14)(h)	Consent of RBC Capital Markets, LLC. (Incorporated by reference to Exhibit (14)(h) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(15)	Not applicable.

(16)	Not applicable.

(17)(a)	Form of Proxy Card of FS KKR Capital Corp. (Incorporated by reference to Exhibit (17)(a) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

(17)(b)	Form of Proxy Card of FS KKR Capital Corp. II (Incorporated by reference to Exhibit (17)(b) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-251667) filed on February 25, 2021.)

*	Filed herewith.

Item 17. Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 16th day of June, 2021.

FS KKR CAPITAL CORP.

By:	/s/ Michael C. Forman
Michael C. Forman
Chief Executive Officer

SIGNATURE	TITLE	DATE

/s/ Michael C. Forman Michael C. Forman	Chief Executive Officer and Director (Principal executive officer)	June 16, 2021

/s/ Steven Lilly Steven Lilly	Chief Financial Officer (Principal financial officer)	June 16, 2021

/s/ William Goebel William Goebel	Chief Accounting Officer (Principal accounting officer)	June 16, 2021

* Todd Builione	Director	June 16, 2021

* Barbara Adams	Director	June 16, 2021

* Brian R. Ford	Director	June 16, 2021

* Richard I. Goldstein	Director	June 16, 2021

* Michael J. Hagan	Director	June 16, 2021

* Jeffrey K. Harrow	Director	June 16, 2021

* Jerel A. Hopkins	Director	June 16, 2021

* James H. Kropp	Director	June 16, 2021

* Osagie Imasogie	Director	June 16, 2021

* Elizabeth Sandler	Director	June 16, 2021

*By:	/s/ Michael C. Forman
Attorney-in-fact